UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                                                CUSIP NUMBER
                                                                  028882108
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(Check One): Form 10-K    Form 20-F    Form 11-K    [X] Form 10-Q    Form N-SAR



                  For Period Ended:         September 30, 2000
                                    --------------------------------------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

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       Nothing in this form shall be construed to imply that the  Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

         American Physicians Service Group, Inc.
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Full Name of Registrant


Former Name if Applicable

         1301 Capital of Texas Highway, Suite 300
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Address of Principal Executive Office (Street and Number)

         Austin, Texas 78746
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City, State and Zip Code

PART II -- RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X]       (a)      The  reasons  described  in  reasonable  detail  in Part
                       III of this form could not be eliminated without unreasonable effort or expense;
              (b)      The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                       10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)      The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Physicians Service Group, Inc's Form 10-Q for the quarter ended September 30, 2000 has been delayed as the Company attempted to finalize a current S.E.C. review of its accounting in conjunction with a pending S-4 registration. When it became apparent that the issues raised could not be researched and resolved in time, the Company sought and received permission to file this Form 10-Q on the basis of its historical accounting treatments. The change delayed the filing.


PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

                W. H. Hayes                 512                  314-4403
           -----------------------          ----                 --------
                  (Name)                 (Area Code)         (Telephone Number)

   (2)     Have all other periodic reports required under Section 13 or 15(d) of
           the  Securities  Exchange  Act of 1934                [X] Yes    No
           or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

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   (3)     Is  it  anticipated  that  any  significant   change  in  results  of
           operations from the  corresponding  period for       [ ] Yes   [X] No
           the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                     AMERICAN PHYSICIANS SERVICE GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date     NOVEMBER   15, 2000                  By       /s/  W. H. Hayes
    -------------------------------        -------------------------------
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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  Intentional misstatements or omissions of fact constitutes Federal Criminal
  Violations (See 18 U.S.C. 1001).
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


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).